May 22, 2014

Via EDGAR

United States Securities and Exchange Commission

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:          Cubist Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-36151

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 28, 2014 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2013, filed with the Commission on February 25, 2014.

For the convenience of the Staff, set forth below in italicized font is the heading and text of the Staff’s comment noted in the Comment Letter, followed by the Company’s response.

Notes to Consolidated Financial Statements

C. Business Agreements, page 113

1.              In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties.  Please provide separate tables for this information for each of your significant collaborative arrangements and in the aggregate for all of your collaborative arrangements (i.e. the significant arrangements and all other arrangements).

In response to the Staff’s comment, the following tables provide amounts by year and by line item included in our consolidated statements of income attributable to transactions from our collaborative arrangements, as defined in the Financial Accounting Standards Board Accounting Standards Codification Topic 808, Collaborative Arrangements, including our significant collaborative arrangement, which we have identified as our CUBICIN collaboration with Novartis AG (“Novartis”), and from all of our collaborative arrangements in the aggregate, including all other arrangements that are not significant:

	For the Year Ended December 31, 2013
	Novartis - CUBICIN	All Other	Total Collaborations
	(in thousands)
International Product Revenues	$50,643	$10,427	$61,070
Service Revenues	$—	$12,287	$12,287
Other Revenues	$5,000	$4,722	$9,722
Cost of Product Revenues	$—	$4,082	$4,082
Research and Development Expenses	$—	$46,529	$46,529

	For the Year Ended December 31, 2012
	Novartis - CUBICIN	All Other	Total Collaborations
	(in thousands)
International Product Revenues	$39,339	$11,115	$50,454
Service Revenues	$—	$23,249	$23,249
Other Revenues	$—	$3,285	$3,285
Cost of Product Revenues	$—	$3,214	$3,214
Research and Development Expenses	$—	$9,020	$9,020

	For the Year Ended December 31, 2011
	Novartis - CUBICIN	All Other	Total Collaborations
	(in thousands)
International Product Revenues	$31,099	$5,559	$36,658
Service Revenues	$—	$6,725	$6,725
Other Revenues	$5,000	$4,222	$9,222
Cost of Product Revenues	$—	$202	$202
Research and Development Expenses	$—	$14,632	$14,632

As requested, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  It is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-860-1355.

Sincerely,

/s/ Michael J. Tomsicek

Michael J. Tomsicek
Senior Vice President and Chief Financial Officer

cc:	Michael W. Bonney, Chief Executive Officer
Thomas J. DesRosier, Executive Vice President, Chief Legal and Administrative Officer and Secretary